

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 18, 2014

Via E-mail
Mr. Noah Breslow
Chief Executive Officer
On Deck Capital, Inc.
140 Broadway, 25th Floor
New York, New York 10018

Re: On Deck Capital, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted August 21, 2014
File No. 377-00754

Dear Mr. Breslow:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note a number of recent publications relating to OnDeck that might condition the market for your offering, including the following:
    - "Small-Business Lender OnDeck Prepares to File for IPO, Offering May Seek to Raise $200 Million at Valuation of About $1.5 Billion," By Telis Demos and Maureen Farrell, The Wall Street Journal, August 14, 2014;
    - "OnDeck Ranks on the Prestigious 2014 Inc. 500|5000 List for 3rd Year in a Row, Inc. Magazine Unveils its Annual Exclusive List of America's Fastest-Growing Private Companies" On Deck Capital, Inc. Press Release, August 22, 2014; and

- "Small Business: Alternative Lenders Can Offer Quick Turnaround," By Jamie Herzlich, Newsday, August 30, 2014.

Both of the articles and the press release are published on your website.

Please provide us with your legal analysis of how the publication of these articles complies with Section 5 of the Securities Act.

Emerging Growth Company Status

2. We note that you are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act. Please supplementally provide us with the following:
   - copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications; and
   - any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Outside Front Cover Page of Prospectus

3. Please disclose the information required by Item 501 and Instruction 1 to paragraph 501(b)(3) including the amount of securities, an offering range, and the name of the exchange on which you intend to list the securities offered. Revise the document including pages 7, 34, 35 and 129 accordingly.

4. The cover page of the draft prospectus includes a red herring legend. In your response letter, please include a representation as to whether or not you, directly or indirectly, or your representatives, agents, advisers or underwriters have disclosed all or part of a version of this document to any potential investors.

5. Please move the Dealer Prospectus Delivery Obligation from page I to the outside back cover page of the Prospectus. See Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

6. Please revise to add a subsection for "Recapitalization" or another similar caption and briefly describe the conversions of the preferred and the warrant liability. In this regard, disclose the per share cost for each share to be issued. In addition, explain the loss on redemption that occurred in 2013.

7. As required by Item 3 of Form S-1 and the Instruction to Item 503(a) of Regulation S-K, please revise the preamble to this section to delete your statement that "this summary highlights selected information." Please state that "This summary overview of the key aspects of the offering" which identifies "those aspects of the offering that are the most significant." Please eliminate the repetition within the short six page Summary. Revise the substance of your disclosure in the Summary to comply with this Instruction to Item 503(a).

Prospectus Summary, Our Company, page 1

8. Please revise the first paragraph to summarize the material differences between you as a non-bank lender and a traditional bank from the perspective of borrowers, lenders and investors. Please disclose your total assets, loans, capital and net income/loss at and as of December 31, 2013 and June 30, 2014.

9. Please revise the first paragraph to describe the material characteristics of your loans as compared to traditional loans including the range in terms, fixed or variable rates, collateral requirements, security interests, etc.

10. Please revise the first paragraph on page 1 and provide us with the bases for your claims in the first line that you "are a leading online platform for small business lending" and that you "are transforming small business lending" given that there are other online lenders that use the same technology, most traditional lenders have websites offering financial services to small businesses, and many have some form of application online and communicate with potential borrowers online and given that nationally there were $174 billion in business loan balances under $250,000 in the first quarter of 2014 while you had only $349 million in loans outstanding at June 30, 2014.

11. Please revise the first paragraph on page 1 as follows:
    - describe the sources for the "thousands of data points" regarding each small business that you consider;
    - explain how there could be thousands of data points for a small business that is a startup or is in the early stages of development; and,
    - clarify the percentage of underwriting performed by computer program and by an underwriter employed by the company.

12. Please revise the third paragraph on page 1 as follows:
    - revise the eighth line to disclose information about the borrowers in your current loan portfolio regarding "industries, stages of development, geographies, financial profiles and operating histories;"
    - noting that on page 3 of your online application, you state "We'll use this information to review your personal credit report," revise the eleventh line to

> clarify that in making a credit decision you do consider a small business owners personal credit score; and

- revise the last sentence to disclose the range in size of loans currently in your loan portfolio, the range in terms of those loans and the percentage collateralized.

13. Please identify and summarize the role of each of your subsidiaries identified in Exhibit 21.1. Provide more detailed disclosure in the Business section.

Prospectus Summary, Industry Background and Trends, page 2

14. Please revise each bullet or add a preamble to disclose the source for the statements, e.g., management believes, or, according to x source.

Challenges for Small Business Owners, page 3

15. Please revise each bullet or add a preamble to disclose the source for the statements, e.g., management believes, or, according to x source.

The Opportunity, page 3

16. Please revise to give a brief bio of Oliver Wyman or explain his expertise.

Prospectus Summary, Our Solution, page 4

17. Please revise this section to disclose that you rely on third parties for over 65% of your loans and disclose the fee structure and fees paid to these third parties in your last fiscal year. Revise your discussion of the loan application process to explain that most borrowers first contact your third party brokers. Describe the screening process undertaken by the brokers. Disclose that you also rely on third parties in the collection process and disclose the costs of doing so.

Prospectus Summary, Our Competitive Strengths, page 4

18. Please revise your claim in the fifth bullet point regarding your "repeat customer base" to disclose the extent to which your repeat customers you classify as "repeat" are taking out a loan before the end of the term of one loan so that they are effectively extending their loan.

Risk Factors, page 10

19. We note that of the 136 pages of your prospectus, 20 pages are devoted to risk factors. As required by Item 3 of Form S-1 and Item 503(c) of Regulation S-K, this section is "a discussion of the most significant factors that make the offering speculative or risky." Please include such a statement in the preamble on the top of page 10.

20. Please revise the first risk factor on page 13 relating to choice of law provisions to disclose if the applicability of Virginia law to your loans has been challenged by any party. Please ensure that investors understand the current status of any legal or regulatory challenges to the relevant Virginia law whether specifically challenging your lending arrangements or lending arrangements of other companies.

21. Please revise the narrative in the last risk factor on page 13 to disclose the percentage of your current portfolio that is not governed by Virginia law. Please revise to discuss the reasons you are unable to apply Virginia law to your loan agreement in certain states.

22. Please revise your risk factor on pages 15-16 relating to your securitizations of your loans to disclose the extent to which you have repurchased loans and the extent to which requests are outstanding. Revise your MD&A to provide discussion and analysis of this issue.

23. Please revise your risk factor on page 20 relating to early payment triggers and covenants to briefly identify the substance of those triggers and covenants.

24. Please update your risk factor on page 21 relating to asset backed securities to reflect recent SEC adoption of rules. Revise your MD&A to include discussion and analysis of how these rules will affect you.

25. Please revise your risk factor on page 24 relating to net operating loss carry forwards to disclose how this offering and the conversion of your preferred stock will affect your ability to us these losses and whether they will result in an ownership change of more than 50%. Revise your MD&A to provide discussion and analysis of this issue.

Dilution, page 37

26. Please revise to add a footnote to the table on page 38 and disclose the same information in the table assuming exercise of all outstanding exercisable derivative securities that are "in the money" using the mid-point of the offering range.

Selected Consolidated Financial Data, page 39

27. Please revise to include balance sheet data for each audited financial statement period end, i.e. December 31, 2012 and December 31, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

General

28. Please revise to provide additional quantitative information related to your financial condition and changes in financial condition, focusing on your loan portfolio and related credit metrics. For example, for each period presented, disclose the composition of your loan portfolio at period end, a roll forward of your loan balance with originations broken out by renewals and new loans and key credit metrics (e.g. delinquency status, reserve ratio, etc.). As of the end of the latest fiscal year, for each category of loan, present a table of contractual maturity by appropriate time period. Also, provide a qualitative discussion to allow an investor to assess the underlying credit risk associated with your loans and to assess any trends in credit risk and how these changes are reflected in your allowance for loan losses and provision for loan losses.

29. We note you provide information regarding average balances of loans and borrowings and effective interest yields and cost of funds rates. Please revise to disclose this information (average balances, yields, funding rates, etc.) in a tabular format for each period presented.

Key Financial and Operating Metrics, page 43

30. We note your discussion of the significance of renewals in the originations section. Please revise to separately quantify originations for each period by renewals of existing loans and new loans. Additionally, please revise your accounting policies to disclose how you determine whether a renewal is accounted for as a new loan or as a modification. Refer to ASC 310-20-35-9 for guidance.

31. We note your disclosure on page 48 that loans purchased by you from your issuing bank partners are disclosed as originations. Please revise to separately quantify originations for each period by purchased and non-purchased loans. Please also disclose the amount of purchased loans in the notes to your financial statements. Refer to ASC 310-50-11B.e for guidance.

Financial Metrics – Provision Rate, page 44

32. We note your disclosure here and in other parts of your document that you reserve for estimated <u>future</u> loan losses and <u>expected</u> losses. This appears inconsistent with your policy disclosed on page F-9 that, "the Company has provided adequate allowances to absorb <u>probable</u> credit losses <u>inherent</u> in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date." If true, clearly confirm that your allowance methodologies are applied in a manner to estimate incurred losses inherent in your loan portfolio at each period end and revise your other disclosures referring to future or expected losses, including your references to future losses in your non-GAAP discussion on page 45, for consistency.

Non-GAAP Financial Measures – Adjusted EBITDA, page 45

33. We note your disclosure in the second paragraph on page 45 related to your reserve for estimated loan losses, including that "…As our originations grow, this results in taking a higher provision in the current period against originations for which we will recognize revenue over the term of the loan."
This disclosure appears to imply that you are reserving for loans that may not have had incurred losses. Please tell us how your allowance for loan loss policy is consistent with the guidance in ASC 450-20 and ASC 310.

34. You also disclose that, "we believe this provides useful insight into the impact of existing delinquencies, as opposed to estimated future delinquencies, on our operating performance." Please tell us why you believe adjusting EBITDA for losses on non-delinquent loans is useful for investors since the loans for which you have provided for credit losses will no longer generate revenue and are part of your normal operating performance.

Liquidity and Capital Resources – Sources of Liquidity, page 60

35. We note your disclosures related to transfers of financial assets related to your asset-backed securitization facility, your asset-backed revolving debt facility and OnDeck Marketplace. Please revise to more clearly compare and contrast your continuing involvement with the transferred assets in each of the funding alternatives and to describe how the transfer of financial assets affects your financial position, financial performance and cash flows for transfers accounted for as secured borrowings and transfers accounted for as sales. Also, disclose the nature of any restrictions on transferred financial assets which continue to be reported as assets in your balance sheet and quantify the carrying amount. Refer to ASC 860-10-50 for guidance.

Critical Accounting Policies and Significant Judgments and Estimates – Stock-Based
Compensation, page 67

36. We note the table on page 69 which details the exercise price and estimated fair value
on the date of option grants. Based on your disclosure related to retrospective
valuations of the fair value of common stock, please tell us and revise to clarify if you
used the disclosed estimated fair value per share noted in the table in calculating
stock-based compensation expense for each option grant. If you did not, please tell us
why.

37. We note the significant increase in the estimated fair value of common stock from
late 2013 to August 2014. We also note your disclosure supporting your valuations.
Please provide us with a more detailed discussion of the valuations used as of each
quarter end starting as of March 2013. Your discussion should provide supporting
commentary for the methodology used in different valuation approaches, evidence or
any benchmarks considered and significant assumptions used. Specifically include
and discuss any sales or repurchases of preferred stock, common stock, warrants or
other transactions with third parties that provide objective evidence for your
valuations and reconcile the prices used in these transactions to your estimate of the
fair value of common stock on an equivalent basis. Also provide a commentary
explaining the main factors that caused the increase in estimated fair value of
common stock during the periods.

Business, Small Businesses Are Unique and Difficult to Assess, page 74

38. Please revise this section to provide more detail regarding the "myriad of online and
offline sources". Discuss in detail the extent to which you rely on "online social
data." Discuss in detail the "behavioral data."

Business – Our Competitive Strengths – Diversified Distribution Channels, page 77

39. Please revise here or in MD&A to disclose the percentage of loans originated by each
distribution channel for each period presented and discuss any relevant trends.

40. Please revise to describe in more detail the process used to purchase loans from your
issuing bank partners. Specifically, disclose the profitability of loans obtained
through this channel as compared to your other channels and describe the fees earned
by you from your issuing bank partners. Lastly, please tell us in detail and revise to
disclose in your accounting policy note to your financial statements how you account
for these fees. If you do not defer them, please tell us how you considered the
guidance in ASC 310-20.

Business
Sales and Marketing page 79

41. Please revise this section as follows:
- explain the process whereby you "originate" the loans through the three channels, and the extent to which there is contact with potential borrows before they submit an online application and the respective role of each channel in your underwriting process;
- disclose how you compensate employees in your direct sales team including whether they are paid commissions based on the number and amount of loans they generate;
- disclose the range of individual referral fees you pay;
- identify all payments and other compensation you make to each Funding Advisor; and
- disclose whether there are any qualifications for your brokers.

Business, Customers page 79

42. Please revise this section to disclose similar information for customers of your lines of credit. Please revise the third paragraph to disclose whether you make any loans not on the platform.

Business, Products page 80

43. Please revise to disclose the aggregate amount and percentage of your loans outstanding at the end of each of the past two fiscal years that are lines of credit. Revise to disclose that (according to your website) you offer loans in excess of $250,000 and disclose e amount of such loans that are currently outstanding.

Servicing, page 82

44. Please revise to disclose all fees associated with past due or unpaid loans.

Business, Intellectual Property page 84

45. Please briefly describe each of the pending patent applications relating to your "proprietary techniques." Explain the protection to you provided by patent applications that are pending.

Board Directors, page 88

46. As required by Item 401(a) please "describe briefly any arrangement or understanding" between [the respective director] and any other person(s) (naming such person(s)) pursuant to which he was or is to be selected as a director or nominee." Disclose whether the person is serving pursuant to a legal agreement or understanding with you such as one relating to providing financing to you and when those obligations will be terminated. Identify those directors that were elected exclusively by holders of your preferred stock. Disclose the extent to which each Director or any entity with which he is affiliated has provided equity or debt financing to you or your subsidiaries. Disclose job titles for each employment and the respective time period.

Board Committees, page 91

47. We note your statement, in the first paragraph of this section, that your board "currently" has an audit committee, a compensation committee, a corporate governance and nominating committee and a risk management committee. However, we note that on pages 91-93, you have not disclosed the names of any members of any of these committees and left blank spaces where the names of members would be. Please disclose the names of the members and disclose when the Board established each of these committees.

Certain Relationships and Related Party transactions, page 105

48. We note that all of preferred stock will be converted into common stock and that the price of the shares of preferred stock varied considerably from $4 to over $29. We note further that the notes were converted into common stock. With regard to each transaction, pursuant to Item 404(a)(2) disclose each "related person's interest in the transaction" and pursuant to Item 404(a)(4) disclose "the approximate dollar value of the amount of the related person's interest in the transaction." Pursuant to Items 404(a)(3) and (6), please disclose your basis for the price in each transaction with related parties and revise each table to disclose the effective purchase price per share for each share of common stock after deducting any interest paid on the preferred stock.

49. We note that the debt financings provided by a related party, described on the bottom of page 107, carried an interest rate of 16 percent during a period when interest rates were at near historic lows. Pursuant to Items 404(a)(4) and (6), please disclose whether these loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans from persons not related to you. Please disclose the value of the warrants issued and the date of issuance.

50. Please revise the disclosure related to asset-backed facilities on the top of page 108 to comply with the requirements of Item 404.

Description of Indebtedness, page 113

51. Please revise the first paragraph to disclose all material information relating to indebtedness rather than only "certain material terms."

Exhibits

52. We note that you have filed only 9 of the 31 exhibits required by Item 601 of Regulation S-K. Please file all exhibits with your next amendment. Once you file all of the exhibits, please adjust your schedule to allow the staff adequate time to review and comment upon your disclosure relating to the exhibits.

Annual Financial Statements

Consolidated Statements of Cash Flows, pageF-6

53. Please revise to present cash flows related to originating and selling loans held for sale in the operating section. We note loans held for sale are recorded at the lower of cost or market as disclosed on page F-9. Refer to ASC 230-10-45 for guidance.

Note 2 Summary of Significant Accounting Policies – Redeemable Convertible Preferred Stock, page F-11

54. We note your disclosure that your preferred stock is mandatorily redeemable on February 7, 2018 and that you classify the preferred stock outside of permanent equity in accordance with SAB Topic 3C. Given your disclosure on page F-23 related to Redemption Rights of preferred stock holders, please tell us how you considered whether these instruments were mandatorily redeemable financial instruments and should be classified as liabilities in accordance with the guidance in ASC 480-10-25.

Note 3. Net Loss Per Common Share – Pro Forma Net Loss Per Common Share, page F-15

55. Please tell us in detail and revise your disclosures to clarify the following:
   a. why you include an adjustment in the numerator to add back the impact of the Series A and B preferred stock redemptions. Additionally, if you include an adjustment in the denominator to assume the redemptions of the Series A and B preferred stock occurred as of the beginning of the period, please tell us why you believe that is appropriate;
   b. why you include an adjustment to reclassify the outstanding preferred stock warrants from liabilities to additional paid in capital as of the beginning of the applicable period; and
   c. why you include an adjustment to the numerator to add back the impact of the change in fair value of the preferred stock warrant liabilities.

56. Please revise to include a tabular disclosure that clearly shows the calculation of the adjustment to the denominator relating to the conversion of redeemable convertible preferred stock to common stock.

57. Please revise Note 3 in your interim financial statements related to Pro Forma Net Loss Per Common Share, as applicable, based on any disclosure changes made in the annual financial statements.

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Michael Volley at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney